

September 9, 2014

Via E-mail
Michael J. French
President and Chief Executive Officer
(Principal Executive Officer and
Principal Financial Officer)
Marina Biotech, Inc.
P.O. Box 1559
Bothell, WA 98041

> **Re: Marina Biotech, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed August 5, 2014**
> **Form 10-Q for the Quarter Ended June 30, 2014**
> **Filed August 19, 2014**
> **File No. 000-13789**

Dear Mr. French:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comment, we ask that you provide us information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 10-Q for the Quarter Ended June 30, 2014
Item 4 – Controls and Procedures, page 16

1. Please tell us how you determined that your disclosure controls and procedures are effective as of June 30, 2014 considering the material weaknesses discussed in the 2013 Form 10-K have not been remediated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Wuenschell, Staff Accountant, at (202) 551-3467 or Joel Parker, Accounting Branch Chief at (202) 551- 3651 if you have any questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant